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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)                 Page 1 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

________________________________________________________________________________
    1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)

       13-337-6808
       .........................................................................
________________________________________________________________________________
    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
            ....................................................................
       (b)
            ....................................................................
________________________________________________________________________________
    3. SEC Use Only
                   .............................................................
________________________________________________________________________________
    4. Citizenship or Place of Organization   Delaware
                                              ..................................
________________________________________________________________________________
  Number of    5.   Sole Voting Power 3,844,420 (includes Options for 7,800
                    shares)  ...................................................
   Shares           .......
               _________________________________________________________________
Beneficially   6.   Shared Voting Power
                                        ........................................
  Owned by
               _________________________________________________________________
    Each       7.   Sole Dispositive Power 3,844,420 (includes Options for 7,800
                    shares)   ..................................................
  Reporting         .......
               _________________________________________________________________
   Person      8.   Shared Dispositive Power
                                               .................................
    With:
________________________________________________________________________________
    9. Aggregate Amount Beneficially Owned by Each Reporting Person
       3,844,420 (includes Options for 7,800 shares)
       .........................................................................
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
                          ......................................................
   11. Percent of Class Represented by Amount in Row (9)   11.0%
                                                          ......................
________________________________________________________________________________
   12. Type of Reporting Person (See Instructions)
________________________________________________________________________________
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................








PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the controlling persons of the Reporting Person.

SEC 1745 (3-98)                 Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


ITEM 1.

         (A)   NAME OF ISSUER:

               Crown Media Holdings, Inc.

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6430 S. Fiddlers Green Circle
               Suite 500
               Englewood, CO  80111

ITEM 2.

         (A)   NAME OF PERSON FILING:

               J.P. Morgan Partners (SBIC), LLC

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

         (C)   CITIZENSHIP:

               Delaware

         (D)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

         (E)   CUSIP NUMBER:
               228411104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.  OWNERSHIP

         (A)   AMOUNT BENEFICIALLY OWNED:

               3,844,420 (includes Options for 7,800 shares)

         (B)   PERCENT OF CLASS:

               11.0% (as of December 31, 2001)

         (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)      3,844,420 (includes Options for 7,800 shares)
               (ii)     Not applicable.


SEC 1745 (3-98)                 Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104




               (iii)    3,844,420 (includes Options for 7,800 shares)
               (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable
















SEC 1745 (3-98)                 Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                        J.P. MORGAN PARTNERS (BHCA), LLC

                        By: JPMP Master Fund Manager, L.P., its general partner

                        By: JPMP Capital Corp., its general partner


                        By:  /s/ JEFFREY C. WALKER
                            ----------------------------
                            Name: Jeffrey C. Walker
                            Title: President


















SEC 1745 (3-98)                 Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                  EXHIBIT 2(A)

                  This statement is being filed by J.P. Morgan (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.








SEC 1745 (3-98)                 Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)
                             ------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**







-----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                 Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104



                                  DIRECTORS(1)
                                  ---------
                               Jeffrey C. Walker*





















-----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                 Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)
                             ------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


-----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                 Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                  DIRECTORS(1)
                                  ---------
                              William B. Harrison**
                               Jeffrey C. Walker*





















-----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                 Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)
                              ------------------

       Chairman of the Board and Chief Executive Officer                              William B. Harrison Jr.*
       Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Geoffrey T. Boisi *
       Vice Chairman; Head of Retail and Middle Market, Financial                     David A. Coulter*
             Services and Management and Private Banking
       Director of Human Resources                                                    John J. Farrell*
       Vice Chairman; Chairman, Investment Bank                                       Walter A. Gubert*
       Vice Chairman                                                                  Thomas B. Ketchum*
       Director of Corporate Marketing and Communications                             Frederick W. Hill*
       Vice Chairman; Co-Chief Executive Officer, Investment Bank                     Donald H. Layton*
       Vice Chairman                                                                  James B. Lee Jr. *
       General Counsel                                                                William H. McDavid*
       Vice Chairman; Head of Finance, Risk Management and Administration             Marc J. Shapiro*
       Vice Chairman                                                                  Jeffrey C. Walker**
       Executive Vice President; General Auditor                                      William J. Moran*
       Chief Financial Officer                                                        Dina Dublon*
       Executive Vice President; Head of Market Risk Management                       Lesley Daniels Webster*
       Managing Director; Corporate Treasurer                                         David B. Edelson*
       Managing Director; Head of Credit Risk Policy                                  Suzanne Hammett*
       Corporate Secretary                                                            Anthony James Horan*
       Senior Vice President; Chief Compliance Officer                                Gregory S. Meredith*
       Controller                                                                     Joseph L. Scalfani*
       Assistant Corporate Secretary                                                  James C. Berry*

                                  DIRECTORS(1)
                                  ---------

                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                   Retired Chairman of the Board and
                                    Chief Executive Officer
                                    Deere & Company
                                    One John Deere Place
                                    Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                   Chairman and Chief Executive Officer
                                    Bechtel Group, Inc.
                                    P.O. Box 193965
                                    San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.              President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, New York  10019
--------------------------------------------------------------------------------




-----------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.




SEC 1745 (3-98)                 Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------



 Lawrence A. Bossidy                Chairman of the Board
                                    Honeywell International
                                    P.O. Box 3000
                                    Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                   Chairman of the Board
                                    Ryder System, Inc.
                                    3600 N.W. 82nd Avenue
                                    Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                 Retired Co-Chairman
                                    BP Amoco p.l.c.
                                    1111 Warrenville Road, Suite 25
                                    Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                     President and Trustee
                                    American Museum of Natural History
                                    Central Park West at 79th Street
                                    New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III               President and Chief Executive Officer
                                    The College Fund/UNCF
                                    9860 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.           Chairman of the Board and Chief Executive
                                      Officer
                                    J.P. Morgan Chase & Co.
                                    270 Park Avenue, 8th Floor
                                    New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                   Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    Four Times Square
                                    New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                     Chairman of the Board and Chief Executive
                                      Officer
                                    Exxon Mobil Corporation
                                    5959 Las Colinas Boulevard
                                    Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                   Chairman of the Board
                                    American Home Products Corporation
                                    5 Giralda Farms
                                    Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                      Chief Executive Officer
                                    U.S. Olympic Committee
                                    One Olympic Plaza
                                    Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                Professor of Business Administration and
                                      Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)                 Page 12 of 12 Pages